SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.2)*

                                  AdStar, Inc.
                                 -------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    00737P104
                                   ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gotham Holdings, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [x]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

                  0

6.  SHARED VOTING POWER

                  120,000

7.  SOLE DISPOSITIVE POWER

                  0

8.  SHARED DISPOSITIVE POWER

                  120,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.6%

12. TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  RLA Management Co., LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [x]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

                  0

6.  SHARED VOTING POWER

                  120,000

7.  SOLE DISPOSITIVE POWER

                  0

8.  SHARED DISPOSITIVE POWER

                  120,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.6%

12. TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Russell L. Anmuth

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [x] (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

                  3,900

6.  SHARED VOTING POWER

                  124,000

7.  SOLE DISPOSITIVE POWER

                  3,900

8.  SHARED DISPOSITIVE POWER

                  124,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  127,900

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.6%

12. TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Lauren G. Anmuth

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [x]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

                  0

6.  SHARED VOTING POWER

                  4,000

7.  SOLE DISPOSITIVE POWER

                  0

8.  SHARED DISPOSITIVE POWER

                  4,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  Less than 0.1%

12. TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 is filed with respect to the shares of Common Stock, par value $0.0001 (the "Common Stock") of AdStar, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of December 31, 2007, and amends and supplements the Schedule 13G originally filed on November 3, 2006, as previously amended (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are: Gotham Holdings, L.P., a Delaware limited partnership ("Holdings"), RLA Management Co., LLC, a Delaware limited liability company and the sole general partner of Holdings ("Management"), Russell L. Anmuth, the managing member of Management and the custodian for shares held by his minor child ("Mr. Anmuth"), and Lauren
G. Anmuth, the wife of Mr. Anmuth ("Mrs. Anmuth").

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

                   Each of Holdings and Management beneficially owns the 120,000 shares of Common Stock held by Holdings.

                   Mr. Anmuth beneficially owns the 120,000 shares of Common Stock held by Holdings and the 3,900 shares of Common Stock he holds as custodian. Mr. Anmuth may also be deemed to beneficially own the 4,000 shares of Common Stock held by Mrs. Anmuth.

                   Mrs. Anmuth owns 4,000 shares of Common Stock.

          (b) Percent of class:

                   Each of Holdings' and Management's beneficial ownership of 120,000 shares of Common Stock constitutes 0.6% of all the outstanding shares of Common Stock.

                   Mr. Anmuth's beneficial ownership of 127,900 shares of Common Stock constitutes 0.6% of all the outstanding shares of Common Stock.

                   Mrs. Anmuth's beneficial ownership of 4,000 shares of Common Stock constitutes less than 0.1% of all the outstanding shares of Common Stock.

                   Holdings, Management, Mr. Anmuth and Mrs. Anmuth's aggregate beneficial ownership of 127,900 shares of Common Stock constitutes 0.6% of all the outstanding shares of Common Stock.


          (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                       Mr. Anmuth has sole power to vote or to direct the vote of 3,900 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote

                       Holdings, Management and Mr. Anmuth together have shared power to vote or direct the vote of 120,000 shares of Common Stock.

                       Mr. Anmuth and Mrs. Anmuth together have shared power to vote or direct the vote of 4,000 shares of Common Stock.

                 (iii) Sole power to dispose or to direct the disposition of

                       Mr. Anmuth has sole power to dispose of or direct the disposition of 3,900 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                       Holdings, Management and Mr. Anmuth together have shared power to dispose or direct the disposition of 120,000 shares of Common Stock.

                       Mr. Anmuth and Mrs. Anmuth together have shared power to dispose or direct the disposition of 4,000 shares of Common Stock.

ITEM 5.            Ownership Of Five Percent Or Less Of A Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2008

                                GOTHAM HOLDINGS, L.P.
                                By: RLA Management Co., LLC,
                                     as General Partner


                                    By: /s/ Russell L. Anmuth
                                        ---------------------
                                        Russell L. Anmuth
                                        Managing Member


                                 RLA MANAGEMENT CO., LLC


                                 By: /s/ Russell L. Anmuth
                                     ---------------------
                                        Russell L. Anmuth
                                        Managing Member


                                 /s/ Russell L. Anmuth
                                 ----------------------
                                 Russell L. Anmuth


                                 /s/ Lauren G. Anmuth
                                 ----------------------
                                 Lauren G. Anmuth